SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(AMENDMENT NO.1)*

Sales Online Direct, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock of the Par Value of $0.001 Per Share
______________________________________________________________________________
(Title of Class of Securities)

794661108
______________________________________________________________________________
(CUSIP Number)

C. Richard Ropka, Esq., Rabil & Ropka, LLC
1010 Kings Highway South, Building Two, Suite B, Cherry Hill, New Jersey
(8560 429-1010
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 29, 2002
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.
________________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 794661108
               PAGE   1   OF 6  PAGES\

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

           	HANNAH KRAMER


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      								(a)  /  /

                      		(b) / X /   (1)


3           SEC USE ONLY


4	SOURCE OF FUNDS*     OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or	2(e)
                               /    /


6           CITIZENSHIP OR PLACE OF ORGANIZATION     UNITED STATES OF AMERICA


NUMBER OF        	7. 	SOLE VOTING POWER			4,114,337
SHARES
	_____________________________________________________________

BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER			-0-
EACH		_____________________________________________________________
REPORTING
PERSON		9.	SOLE DISPOSITIVE POWER		4,114,337
WITH		_____________________________________________________________

                          	10       	SHARED DISPOSITIVE POWER
	-0-
		_____________________________________________________________

11.        	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	4,114,337
______________________________________________________________________________

12.        	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

                            		/   /
______________________________________________________________________________
CUSIP NO. 794661108
               PAGE   2   OF  6  PAGES\

13.     	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     			3.7%  (2)
______________________________________________________________________________

14          TYPE OF REPORTING PERSON*

                 IN
____________________

	(1) Hannah Kramer ("Kramer"), the Reporting Person, was a party defendant in the case of
SALES ONLINE DIRECT, INC. V. MARC STENGEL, ET AL., filed in the United States District
Court for the District of Maryland, Civil Action No. WMN-00-1621 (the "Maryland Case"). In the
Maryland Case, the plaintiff, Sales Online Direct, Inc. (the "Company"), filed a Complaint against
Kramer in June 2000. The Company amended its Complaint on October 11, 2001, to add new parties as defendants and to make new allegations against Kramer and the other defendants (the "Amended
Complaint"). The Amended Complaint alleged that Kramer made various misrepresentations of material fact upon which the Company relied in entering into various transactions with Kramer, as a result of which Kramer acquired Kramer's 5,539,337 shares of the common stock of the par value of
$0.001 per share (the "Common Stock") of the Company. The Amended Complaint further alleged common law fraud, violations of the Maryland Securities Act, breach of contractual warranties, breach of employment contract and conversion of assets and personnel. The Company sought rescission under the fraud and securities act claims. In addition, the Company claimed damages ranging from $500,000 in compensatory damages to $50,000,000 in compensatory damages and
$50,000,000 in punitive damages in the various damage counts of the Amended Complaint.

	Subsequent to filing the Amended Complaint, the Company filed a Motion for Preliminary
Injunction in which the Company sought to enjoin Kramer from selling any of her shares of
Common Stock of the Company. Kramer filed a Cross Motion for Injunctive Relief seeking an order directing the Company to immediately instruct the Company's agents to take all steps necessary to effectuate the sale of Kramer's shares of Common Stock of the Company pursuant to Rule 144 under the federal Securities Act of 1933 ("Rule 144") and to enjoin the Company from interfering with, or in any way preventing, future sales of shares of the Common Stock of the Company owned by
Kramer under Rule 144.

	Kramer also filed a counterclaim (the "Counterclaim") against the Company alleging that the Company intentionally and unintentionally violated Section 8-401 of the Maryland Uniform
Commercial Code and violated Delaware law, 8 Del.C. Section 158; and including claims for trespass to chattels, intentional interference with prospective advantage and conversion. The
Countercliam sought relief in the form of an order substantially similar to the order sought by
Kramer in Kramer's Cross Motion for Injunctive Relief, compensatory damages of $500,000 and interest and costs for each violation and claim. The Counterclaim has been opposed by the Company and is pending and at issue.

	Kramer also filed a motion to dismiss (the "Motion to Dismiss") the fraud and Maryland
Securities Act claims of the Amended Complaint on the ground that they failed to state claims upon which relief could be granted.
CUSIP NO. 794661108
               PAGE   3   OF  6  PAGES\


	After extensive evidentiary hearings, Judge William M. Nickerson by Order dated March
19, 2001, denied the Company's Motion for Preliminary Injunction and granted Kramer's Cross
Motion by enjoining ". . . [the Company], its officers, directors, shareholders, agents, servants and employees from blocking, preventing, or interfering with any sale of Common Stock of the
Company] by [Kramer] consistent with SEC Rule 144 during the pendency of this action . . .". By
Memorandum opinion dated March 19, 2001, Judge Nickerson found, among other things, that
Kramer and Kramer's nephew, Mr. Marc Stengel ("Stengel") were ". . . acting `in concert' in the disposition of their shares . . ." of the Common Stock of the Company. Despite such finding, Kramer denies that she was ever "acting in concert" with Stengel in the disposition of their respective shares of Common Stock of the Company. Although Kramer, a former director of the Company, and
Stengel, a former officer and director of the Company, acquired their respective shares of Common
Stock in the Company in the manner described in Item 3 of their original
Schedule 13D filed with
the SEC on March 8, 1999 (the "Original Schedule 13D"), which Item 3, insofar as it relates to
Kramer, is incorporated by reference herein ("Original Item 3"), Kramer disclaims membership in any group with Stengel or in any group with any other person.

	Judge Nickerson's Order of March 19, 2001, also denied Stengel's Motion to Dismiss.
Subsequently, Stengel answered the Amended Complaint, denying all material allegations thereof.
The Court set the case for trial in December 2001, however, the Maryland Case was settled among all the parties thereto pursuant to a Settlement Agreement dated October 23, 2001.

	(2) Assumes 108,333,204 shares of Common Stock of the Company are outstanding, as reported by the Company in the Company's Form 10-KSB filed with the SEC for the Company on
March 1, 2002.


CUSIP NO. 794661108
               PAGE   4   OF  6  PAGES\

STATEMENT PURSUANT TO SCHEDULE 13D UNDER THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER

	This statement on Schedule 13D relates to the shares of common stock of the par value of
$0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street,
Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-KSB filed with the SEC for the Company filed on March 1, 2002.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Hannah  Kramer.
         (b)      678 Korisa Drive, Huntington Valley, PA  19004
         (c)		Reporting person has no relationship to the issuer and
currently owns and operates a
clothing store.
         (d)      No.
         (e)      No.
         (f)      United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The source and the amount of funds or other consideration used by Kramer in making
Kramer's purchase of the Common Stock of the Company are as described in -Item
3 and in the first
two sentences of Item 4 and in Item 5 (a) of the Original Schedule 13D, that, insofar as such first two sentences of Item 4 and Item 5 (a) relate to Kramer, are incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

	As a result of the "Share Exchange" as defined in Original Schedule 13D,
Item 3), Kramer
acquired 5,539,337 shares of the Common Stock of the Company and was elected a director of the
Company. Kramer was subsequently removed as a director of the Company by vote of the stockholders at a special meeting held on September 19, 2000.

	On February 8, 2002, Kramer obtained a written opinion from securities counsel to the substantial effect that Kramer is lawfully entitled to sell her shares of the Common Stock of the
Company under Rule 144(k), (the "Opinion"). On February 8, 2002, Kramer tendered, among other things, the Opinion and Kramer's stock certificates representing all of Kramer's 5,139,337 shares of the Common Stock of the Company to the Company's transfer agent to have the restrictive legends thereon removed to facilitate the sale of Kramer's shares of Common Stock of the Company under
Rule 144(k). Subsequently, Kramer received from the Company's transfer agent, unlegended stock certificates representing all of Kramer's 5,139,337 shares of the Common Stock of the Company.
Kramer presently plans to sell shares of the Common Stock of the Company to pay for Kramer's past, present and future legal fees and expenses in the Maryland Case and the
Section 225 Delaware
Case. Kramer also presently plans to sell shares of the Common Stock of the Company to pay for
Kramer's past, present and future living expenses, and those of her immediate family.

CUSIP NO. 794661108
               PAGE   5  OF  6  PAGES\

	Except as set forth above in this Item 4, Kramer has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the
Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

	(a) As of the close of business on April 18, 2002, Kramer beneficially owned 4,114,337 shares of the Common Stock of the Company, that represented as of the close of business on April
18, 2002, 3.7% of the issued and outstanding Common Stock of the Company, based on the
108,333,204 shares of Common Stock outstanding, as reported by the Company in the Company's
Form 10-KSB filed with the SEC for the Company on March 1, 2002.

	(b) Kramer has sole power to vote and sole power to dispose of all shares of Common
Stock of the Company beneficially owned by her.

	(c) A description of all transactions in the Common Stock of the Company that were effected by Kramer during the past 60 days or since the most recent filing on
Schedule 13D,
whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.

	(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Kramer's shares of Common Stock of the
Company.

	 (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

	Except for Kramer's plans to sell shares of Kramer's Common Stock of the Company to pay for Kramer's past, present and future legal fees and expenses incurred in the Maryland Case and the Section 225 Delaware Case, as described in Item 4, above, Kramer has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.


CUSIP NO. 794661108
               PAGE   6   OF  6  PAGES\

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    	DESCRIPTION

    	1.         	Memorandum opinion of Judge William M. Nickerson dated March
19,
               		2001, in the Maryland Case.
    	2.         	Order of Judge William M. Nickerson dated March 19, 2001, in the
               		Maryland Case.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April 29, 2002		                 	/s/ Hannah Kramer

	____________________________
						HANNAH KRAMER



SCHEDULE A

SCHEDULE OF TRANSACTIONS IN THE SHARES OF
COMMON STOCK OF THE COMPANY



Name

Date

No. of Shares Sold

Price Per  Share

ACommon Stock@

04/18/00

10,000

..1900

ACommon Stock@

04/18/00

10,000

..1900

ACommon Stock@

04/18/00

10,000

..1825

ACommon Stock@

04/17/02

10,000

..1800

ACommon Stock@

04/17/02

10,000

..1700

ACommon Stock@

04/15/02

  5,000

..1650

ACommon Stock@

04/15/02

10,000

..1520


ACommon Stock@

04/15/02

15,000

..1666

ACommon Stock@

04/12/02

10,000

..1500

ACommon Stock@

04/11/02

  5,000

..1650

ACommon Stock@

04/10/02

  5,000

..1650

ACommon Stock@

04/10/02

10,000

..1750

ACommon Stock@

04/05/02

10,000

..1750

ACommon Stock@

04/04/02

  5,000

..1950

ACommon Stock@

04/02/02

10,000

..2800

ACommon Stock@

04/01/02

10,000

..2700

ACommon Stock@

04/01/02

15,000

..2900

ACommon Stock@

03/28/02

10,000

..2300

ACommon Stock@

03/28/02

10,000

..2300

ACommon Stock@

03/27/02

10,000

..2500

ACommon Stock@

03/26/02

  5,000

..3150

ACommon Stock@

03/25/02

10,000

..4700

ACommon Stock@

03/22/02

20,000

..4600

ACommon Stock@

03/21/02

 5,000

..4500

ACommon Stock@

03/21/02

10,000

..5000

ACommon Stock@

03/21/02

10,000

..5000

ACommon Stock@

03/20/02

10,000

..4626

ACommon Stock@

03/19/02

10,000

..5350

ACommon Stock@

03/15/02

10,000

..2850

ACommon Stock@

03/15/02

15,000

..2750

ACommon Stock@

03/15/02

25,000

..2800

ACommon Stock@

03/14/02

25,000

..2650

ACommon Stock@

03/14/02

25,000

..2650

ACommon Stock@

03/14/02

25,000

..2700

ACommon Stock@

03/13/02

15,000

..2600

ACommon Stock@

03/13/02

25,000

..2550

ACommon Stock@

03/13/02

25,000

..2550

ACommon Stock@

03/13/02

25,000

..2600

ACommon Stock@

03/12/02

10,000

..2600

ACommon Stock@

03/12/02

25,000

..2600

ACommon Stock@

03/12/02

25,000

..2550

ACommon Stock@

03/11/02

10,000

..2750

ACommon Stock@

03/11/02

25,000

..2750

ACommon Stock@

03/11/02

25,000

..2700

ACommon Stock@

03/11/02

25,000

..2650

ACommon Stock@

03/11/02

25,000

..2700

ACommon Stock@

03/11/02

25,000

..2700

ACommon Stock@

03/11/02

25,000

..2650

ACommon Stock@

03/08/02

25,000

..2700

ACommon Stock@

03/08/02

25,000

..2650

ACommon Stock@

03/08/02

25,000

..2700

ACommon Stock@

03/07/02

25,000

..2700

ACommon Stock@

03/07/02

25,000

..2600

ACommon Stock@

03/07/02

25,000

..2650

ACommon Stock@

03/06/02

  5,000

..1750

ACommon Stock@

03/06/02

  5,000

..2050

ACommon Stock@

03/06/02

10,000

..2050

ACommon Stock@

03/06/02

25,000

..2050

ACommon Stock@

03/06/02

25,000

..2100

ACommon Stock@

03/06/02

25,000

..2010

ACommon Stock@

03/05/02

10,000

..1500

ACommon Stock@

03/05/02

15,000

..1550


EXHIBIT #1.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

SALES ONLINE DIRECT, INC.           	:
                                    		:
v.                                  		:              		Civil
Action No. WMN-00-1621
                                    		:
MARC STENGEL, et al.                	:
                                    		:

MEMORANDUM

         Before the Court are cross motions for preliminary injunction. Paper Nos. 22 (Plaintiff's) and
27 (Defendant Stengel's). The motions are fully briefed and an extensive evidentiary hearing, stretching over several days, was held on the motions. Having considered all of the evidence and pleadings presented by the parties, the Court determines that Plaintiff's motion will be denied and
Defendant Stengel's motion will be granted in part and denied in part.

         Plaintiff Sales Online Direct, Inc. (SOLD) is a Delaware corporation that is engaged in various enterprises related to the on-line sale of "collectibles" and memorabilia. The company is publicly held, with shares of its common stock traded on the NADSAQ Bulletin Board. Currently, about 80% of the stock is owned by four individuals: approximately 40% by Greg and Richard Rotman, the
President and Vice President, respectively, of SOLD (hereinafter, the Rotmans); and approximately
40% by Defendants Mark Stengel and Hannah Kramer, Mark Stengel's aunt. The remaining 20% of the stock is held by about 4000 other small investors. The total value of the stock at the time it was originally issued was in excess of $30 million dollars. Since that time, the value of the stock has fluctuated widely and it is now worth significantly less. The reason for the decline in value, as with most of the issues addressed in this lawsuit, is the subject of profound disagreement among the parties.

         This lawsuit arises out of a series of transactions, including a "reverse merger," that led to the initial formation of SOLD. While the forms of the transactions were somewhat complex, the primary aspects of the deal entailed, from the Rotmans's side, the contribution of "Rotman Auctions," a collectible auction business, and some inventory from another family business, and from the
Stengel/Kramer side, the contribution of "World Wide Collectors Digest, Inc."
(WWCD), a internet
website dealing with collectibles, along with some additional collectable inventory. The integration of WWCD into the new business entity was originally anticipated to have occurred through a merger until it was discovered, on the eve of the closing of the transaction, that WWCD's corporate charter had lapsed for failure to pay corporate taxes. In lieu of a merger, WWCD was conveyed into the new entity by a Bill of Sale of all of WWCD's assets.

         Plaintiff alleges in the Complaint that Defendants Stengel and Kramer misrepresented the value of WWCD and the other inventory contributed to SOLD. These alleged misrepresentations include, inter alia, the amount of web traffic on the WWCD website; the quality of the computer equipment used to host the site; WWCD's ownership of certain domain names that Stengel now represents as belonging to himself; and the value of the collectible inventory contributed. Plaintiff also alleges that, after the formation of SOLD, Stengel failed to devote this time and energy in a manner consistent with the best interests of SOLD. In fact, Plaintiff maintains that Stengel operated a business in direct competition with SOLD, "Whirl Winds Collaborative Designs," using the resources and employees of SOLD in conducting that business.

         The Complaint includes claims of both common law and securities fraud and seeks as remedy both damages and rescission. Shortly after filing the Complaint, Plaintiff filed the instant motion for a preliminary injunction, asking that the Court issue an order enjoining Defendants Stengel and
Kramer from selling any of their SOLD stock until the final resolution of this litigation. Defendant
Stengel responded with a motion for preliminary injunction of his own, asking that the Court enjoin
Plaintiff from interfering or blocking his efforts to sell his stock. Apparently, Plaintiff has been able, for the most part, to unilaterally prevent the Defendants' sale of stock without the requested injunctive relief by instructing its agents not to remove the "restricted" designation on Defendants' shares.

         When ruling on a request for a preliminary injunction, a district court must consider four factors originally set forth in BLACKWELDER FURNITURE CO. V. SEILIG MANUFACTURING
CO., 550 F.2d 189 (4th Cir. 1977). Those factors are:

                  (1) the likelihood of irreparable harm to the plaintiff if the preliminary injunction is denied,

                  (2) the likelihood of harm to the defendant if the requested relief is granted,

                  (3) the likelihood that the plaintiff will succeed on the merits, and

                  (4) the public interest.

RUM CREEK COAL SALES, INC. V. CAPERTON, 926 F.2d 353, 339 (4th Cir.
1991);(internal
quotation marks omitted). After deciding whether the plaintiff will suffer irreparable harm if an injunction is denied and determining the nature of the harm, if any, that defendant will suffer if the injunction is granted, the district court must balance these hardships against one another. See DIREX
ISRAEL, LTD. V. BREAKTHROUGH MED. CORP., 952 F.2d 802, 812-13 (4th Cir. 1991). The result of this balancing determines the degree to which the plaintiff must establish a likelihood of success on the merits. If the balance of harms "tips decidedly in favor of the plaintiff," it is only necessary for the plaintiff to "raise[ ] questions going to the merits to serious, substantial, difficult and doubtful, as to make them fair ground for litigation and thus for more deliberate investigation."
ID. at 813 (internal quotation marks omitted). If, however, the balance of harms is in equipoise or does not favor the plaintiff, the plaintiff must make a correspondingly higher showing of the likelihood of success. SEE ID.

         Plaintiff's claim that it will be harmed if the injunction is not granted is two-fold. First, it alleges that the price of SOLD stock would be adversely affected were Defendants permitted to sell significant portions of their holdings. While there is some evidence of temporary dips in the price of SOLD stock after Stengel sold small portions of her holdings, the evidence is not conclusive that additional sales would further and permanently depress the stock price. There have been dips in the price of the SOLD shares during periods when no shares were sold by Defendants. The Court is also well aware that internet related stocks, in general, have experienced wild fluctuations in price, many in a negative direction, during this same time period.

         Furthermore, as Defendants note, under SEC Rule 144, Defendants are expressly permitted, even as "insiders" or "affiliates," to periodically sell a certain percentage of their stock.(1) At the time that these parties entered into the subjected transaction, they were undoubtedly aware that the
SEC Rules would permit the sale of some stock, and that sales by

- ----------------------------
(1) Rule 144, 17 C.F.R.ss.230.144, provides that sales by "affiliates" of the issuer of securities are limited to one percent of outstanding shares within any three month period. 17 C.F.R.ss.230.144(e)(1)(i).
If
         two or more affiliates "agree to act in concert for the purpose of selling securities" their sales are aggregated for the purpose of
Rule
         144. ID.at ss.230 144(e)(3)(vi). It is undisputed that Defendants were subject to the provisions of Rule 144 at the time Plaintiff's motion was filed. Defendants contest that they have acted in concert.

insiders might have an effect on stock prices. Nonetheless, the parties included no contractual limitations on insider sales, which they certainly could have done had they believed it necessary.

         The primary argument that Plaintiff advances for not allowing Defendants to sell any of its stock is to preserve the possibility of a rescission remedy. Were Defendants allowed to sell their stock, Plaintiff argues that it would be harmed to the extent that it is deprived of that potential remedy. The Court, however, is skeptical that rescission was ever a reasonable remedy. Given the nature of the transactions and the changes in he condition of the contributed assets since the merger was consummated, it would be difficult, if not impossible to undo the transaction. For example, while the parties may squabble as to the actual value of WWCD as an ongoing business prior to the merger, the Court has not doubt that it had significantly more value than it has now. Given the shell of WWCD back to Kramer in exchange for his stock in SOLD would not place the parties back into the position in which they began.

         As Defendants also note, Plaintiff is not seeking a full rescission, but simply a partial one.
Plaintiff has expressed no willingness to undo the Rotman side of the transaction. While not absolutely ruling out, at this time, the possibility of some modified form of rescission as an equitable remedy, the Court is not convinced that the preservation of that remedy is sufficient grounds upon which to grant the requested injunction.

         On the Defendants' side of the damage equation, Defendants argue that unless they are able to sell some of their stock, they will be without the means to fund their defense of this litigation.
Judging just from the preliminary injunction proceedings, it is readily apparent that this litigation will be fiercely fought, exceedingly protracted, and terribly expensive. The evidence presented at the hearing also indicates that proceeds from the sale of a portion of Defendants' SOLD stock is the only significant asset that could be made available to either Defendant to pay for the defense of the claims against them.

         The Court concludes that the balance of harms, if not in equipoise, probably tips in favor of
Defendants, and thus, Plaintiff bears a higher burden showing a likelihood of success on the merits.
This burden, the Court finds, Plaintiff has not met.

         The likelihood of success on the merits is the most interesting aspect of this motion. Rarely are such diametrically opposed versions of a single series of events presented to the Court. The parties flatly contradict one another as to almost every significant aspect of the transaction. Plaintiff presented its case primarily through the testimony of Greg Rotman and Abba Poliakoff, the attorney retained to represent the interests of the Rotmans, Stengel, and Kramer in this transaction and to create the documentation supporting the transaction.(2) Defendants presented their case primarily through their own testimony.

         Rotman and Poliakoff claim, and Stengel disputes, that Stengel made certain representation about the revenues, client base, and assets of WWCD. Rotman and Poliakoff also claim never to have heard many of the things that Stengel asserts that he told them regarding his other business interests and the use of SOLD personnel for those other enterprises. In additional, the parties disagree as to the reasonable assumptions that should have been made about the transaction that formed SOLD, e.g., what clients, intellectual property, and employees were to come over with
WWCD into the new entity.

         The Court's determination of the likelihood of success on the merits turns, therefore, in larger part on the Court's assessment of the credibility of the witnesses. In assessing credibility, the Court finds problems in both camps. Mr. Stengel has demonstrated a propensity to fabricate information whenever convenient. He has employed several aliases and established a pattern of

- -------------------------
(2) Poliakoff considered his client to be "Internet Auction, Inc." and its shareholders. Internal Auction, Inc. was a company formed by the Rotmans, Stengel and Kramer that was rolled into the entity that became
         SOLD.

registering domain names to fictitious companies and individuals. Many elements of his narrative are simply difficult to believe. While perhaps not quite as numerous, there are elements of the
Rotmans' story that also do not ring true. For example, Greg Rotman testified that he initially believed that SOLD had purchased the "Internet Collectable Awards" website along with the assets of WWCD. He also testified, however, that when he learned from Stengel that SOLD did not own the site, he simply instructed Stengel to negotiate a sale whereby SOLD paid $50,000 plus 200,000 shares of SOLD stock for something Rotman had thought SOLD already owned. That course of conduct is not particularly consistent with Greg Rotman's portrayal of himself as a sophisticated and thorough businessman. The Rotmans' justification of a raid that they conducted on Stengel's office while Stengel was on his honeymoon also appears somewhat pretextual.

         Beyond general concerns about credibility, the Court finds that one of the central elements of
Plaintiff's claims is largely unsupported by the evidence developed thus far, that is, the materiality of the alleged misrepresentations of Stengel. The current record reveals a picture of four individuals and their counsel who were incredibly anxious to get the deal done because they all stood to make a great deal of money. The parties and their counsel rushed to closing with little or no consideration for due diligence. Whether WWCD had $100,000 in annual revenues or $200,000, or $50,000, did not make a critical difference to anyone. As Defendants note, the fact that most of the details that
Plaintiff now represents as so important were completely omitted from the documentation associated with the transaction, is indicative of their lack of materiality. Rescission.

         This is not to say that Plaintiff may not be able to develop, through additional discovery and evidence, a fraud claim that would allow it to prevail on a claim for some damages. But, there is simply not enough evidence at this stage of the litigation to support the extraordinary remedy of a preliminary injunction.(3)

         As to Defendant Stengel's motion for preliminary injunction, Plaintiff argues that the motion is futile. "Should the Court deny plaintiff's requested injunction, defendant Stengel will be free to sell or otherwise dispose of his shares of SOLD common stock in accordance with the applicable statutes and federal securities regulations." Plaintiff's Opp. To Stengel's motion at 2-3.
While this might be true, theoretically, Plaintiff appears to have been able to frustrate any further sales by Stengel and Kramer notwithstanding the lack of injunctive relief from this Court.

         Thus, for the same reasons that the Court will deny Plaintiff's motion, it will grant Defendant
Stengel's motion, at least in part. The Court shall issue an order enjoining Plaintiff from continuing to prevent Defendants from selling stock consistent with SEC Rule 144. The Court, however, will not disturb the finding of Plaintiff's corporate counsel that Defendants Stengel and Kramer are acting
"in concert" in the disposition of their shares. The evidence clearly supports such a finding.(4)

- --------------------------
(3) Both Stengel and Kramer have filed motions to dismiss certain claims brought against against them. Paper No. 33 (Stengel's) and No. 35 (Kramer's). While the motions are not without some merit, the Court cannot conclude at this juncture that "it appears beyond doubt that the
         plaintiff can prove no set of facts in support of [its claims] which would entitle [it] to relief." CONLEY V. GIBSON, 355 U.S. 41, 45-46
         (1957). The motions will be denied.

(4) Stengel asserted in one of her pleadings that the Rule 144 restriction will lift entirely two years after the date of the Plan of Reorganization. Stengel Opp. to Motion for Preliminary Injunction at
12.
         At oral argument, there was some question as to whether that was an accurate conclusion. As the issue of the applicability of Rule 144 is only before this Court in a peripheral manner, the Court expresses no binding opinion as to whether Rule 144 is still applicable. The Court simply holds that Plaintiff cannot use the pendency of this action as grounds for preventing Defendants from selling shares of SOLD.

         The Court will also order that a telephone scheduling conference be held in this matter on
March 28, 2001, at 9:15 a.m., to be initiated by counsel for Plaintiff.(5) The parties should be prepared at that time to advise the Court what remains to be done to prepare this case for trial.

                                    				/s/ WILLIAM M.
NICKERSON
                                   				 -----------------------
-------------
                                    				William M.
Nickerson
                                    				United States
District Judge
Dated:  March 19, 2001.

---------

(5) On January 17, 2001, the Court suspended its Scheduling Order pending the completion of the preliminary injunction proceedings.
                                       9

                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND

SALES ONLINE DIRECT, INC.           :
                                    		:
v.                                  		:       		Civil Action
No. WMN-00-1621
                                    		:
MARC STENGEL, et al.                	:
                                    		:

ORDER

         In accordance with the foregoing Memorandum and for the reasons stated therein; IT IS this
19th day of March, 2001, by the United States District Court for the District of Maryland,
ORDERED:

         1. That Plaintiff's Motion for Preliminary Injunction, Paper No. 22, is hereby DENIED;

         2. That Defendant Stengel's Motion for Preliminary Injunction, Paper No. 27, is hereby
GRANTED insofar as Plaintiff, its officers, directors, shareholders, agents, servants and employees are enjoined from blocking, preventing, or interfering with any sale of stock by Defendants consistent with SEC Rule 144 during the pendency of this action;

         3. That Defendant Stengel's Motion to Dismiss, Paper NO. 33, is hereby DENIED;

         4. That Defendant Kramer's Motion to Dismiss, Paper No. 35, is hereby DENIED;

         5. That a telephone scheduling conference will be held in this matter on March 28, 2001, at
9:15 a.m., to be initiated by counsel for Plaintiff; and

         6.That the Clerk of the Court shall mail or transmit copies of the foregoing Memorandum and this Order to all counsel of record.

                                   			/s/ WILLIAM M. NICKERSON
                                  			 -----------------------------
--------
                                   			William M. Nickerson
                                   			United States District Judge